Chapman and Cutler LLP

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

June 4, 2024

Via EDGAR Filing

Mr. Michael Rosenberg

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2408

Income & Treasury Limited Duration Portfolio of Funds, Series 80

File Nos. 333-278786 and 811-03763

Dear Mr. Rosenberg:

This letter responds to the comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2408, filed on April 18, 2024, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Income & Treasury Limited Duration Portfolio of Funds, Series 80 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.       If accurate, please revise references to “weighted average” set forth in the Principal Investment Strategy section to “dollar weighted average.”

Response: Pursuant to the comment by the staff of the Commission (the “Staff”), the referenced disclosures will be revised accordingly.

2.       Please define the term “underlying funds” set forth in the Principal Investment Strategy section.

Response: Pursuant to the Staff’s comment, the referenced disclosure has been revised as follows:

The trust expects to have an average duration for the underlying funds (the Closed-End Funds and ETF in which the trust invests) of less than four years.

3.       Please include relevant risk disclosure for each of the asset classes set forth via bullet point in the Principal Investment Strategy section.

Response: Once the portfolio is selected, the section entitled “Principal Risks” will be revised to include the principal risks of the trust, as appropriate. See Comment 4 below.

4.       Rather than providing and opened list of potential investments in the Principal Investment Strategy section, please disclose the trust’s actual investments. Alternatively, please supplement the open-ended list by also disclosing additional detail about the trust’s actual investments as of the date of deposit. Please ensure that the “Principal Risks” section only covers risks associated with the trust’s principal investments as of the date of deposit.

Response: Once the portfolio is selected, a sentence will be added to the section entitled “Principal Investment Strategy” stating the types of investments that represent a significant amount of the trust’s assets as of the date of deposit. The section entitled “Principal Risks” will be revised to match this list, as appropriate.

Investment Summary — Security Selection

5.       Under the Security Selection section, the Staff notes the disclosure “[t]he sponsor considers the duration of the funds…” set forth in the bullet point entitled “Duration.” Please disclose the duration range.

Response: Please see the “Principal Investment Strategy” which states that, “[t]he sponsor seeks to select Closed-End Funds that hold securities that have limited durations, which for the trust means having durations of five years or less. However, certain Closed-End Funds held by the trust may hold securities that have durations greater than five years.”

* * * * *

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren
Morrison C. Warren